Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Eaglewire	FRIDAY, APRIL 5 2013

Performance Statistics

On-Time Experience

Eagle	Thursday	MTD*	TGT
D-0	65	65	74
A+14 DOT	79.8	78.3	80.8
Controllable CF	99.86	99.84	99.55

*	Official Direct D-0 results are available approximately 7-10 days after the end of each month.

Safety Stats for April 4

Employee Injuries – 4

Aircraft Damage – 2

Announcements

•	Change is in the Air – American US Airways to Create a Premiere Global Carrier

In the latest issue of Connections, we focus on the benefits of combining airlines – for our stakeholders, and American Eagle. There are also some of our most frequently asked merger questions and answers. If you haven’t yet been able to catch a glimpse of our new American Eagle livery – it’s prominently featured with beautiful color photos. All this – and four full pages of photos and happenings from around our Eagle network, you’ll not want to miss reading the spring issue.

•	It’s Our Honor

Our team at New York JFK has a special place in their hearts for the military and veterans, as demonstrated at a sendoff for a group of Medal of Honor recipients on March 23. The men, who’ve received the nation’s highest military honor for valor in combat, then boarded a charter flight to Washington, D.C. for a series of tribute activities. Medal of Honor recipient Sergeant First Class Leroy Petry says, “I try to fly American Airlines every opportunity I get. They treat all the passengers amazing but they especially love treating the military special.” At a luncheon for the Medal of Honor recipients, they were again given AAdvantage Elite Status and exclusive memberships, and 10 employee volunteers were presented with the President’s Volunteer Service Award. See it all in a video on new Jetnet.

•	American to Begin Miami Flights to Martinique, Guadeloupe Tomorrow

American tomorrow launches Saturday-only service from Miami to two Caribbean destinations: Fort de France, Martinique (FDF), and Pointe-a-Pitre, Guadeloupe (PTP). Both markets will be served with Boeing 737-800 aircraft.

•	Featured Deal of the Week: Knott’s Berry Farm

With over 165 rides, shows and attractions, Knott’s Berry Farm is the place to go for family fun. With five themed areas, there is something at Knott’s for everyone. Soar over 300 feet in the air on the all new WindSeeker, feel the thrill on Silver Bullet, the park’s first-ever suspended coaster, or Sierra Sidewinder the spinning coaster that offers a panoramic view. Find out more about the Knott’s Berry Farm discount details. Don’t forget to check out the local deal offers as well. New discounts are posted at the top of each category.

•	Coming Up Around the System

On Tuesday, April 9, the Thanks A Million event will celebrate the collection of $1.185 million through UNICEF’s Change for Good Program on American Airlines in 2012. Money raised through Change for Good goes toward benefiting the most vulnerable children in the world. The event will take place at DFW Gate D24, and employees are welcome to stop by and join in. Get details on this and other upcoming events on Jetnet’s Event Calendar. Do you have an upcoming American Eagle-related venue happening at your station you’d like to share with your colleagues? To showcase your upcoming event, select the Submit an Event link at the upper right corner of the Jetnet Event Calendar.

Industry News

From the Chicago Business Journal

Southwest Airline Pilots Concerned about Control Tower Closure

The potential shutdown of Chicago’s Midway Airport (MDW) air traffic control tower is fast becoming a real concern to the Southwest Airline Pilots Association (SAPA), the union that represents approximately 6,300 Southwest pilots. Around 900 of these pilots are domiciled in Chicago. SAPA representatives met at Midway (MDW) with Congressman Dan Lipinski to express their concerns about the possible tower shutdown, as a result of the FAA’s recent announcement to close 149 control towers across the country. The potential tower shutdown is of particular concern to Southwest and its pilots because the airline has a number of flights from West Coast cities scheduled to arrive at Midway (MDW) between midnight and 1 a.m. each day; and any delay in the scheduled arrival of those flights might mean Southwest would have to cancel the flights or divert them to another airport if the Midway tower was closed for the night.

From The Daily Mail

Delta to Shrink 737-900 Lavatories to Add Seats

In the constant battle to cut costs and maximize revenue, airlines are now looking to shrink the size of their toilets - a decision that will allow them to squeeze in more seats. Delta is one of the first carriers to order new on-board lavatories that will be smaller than the 3 × 3-foot-dimension toilets currently widely in use. These reduced-sized bathrooms will be fitted to the airline’s 737-900 aircraft, and will allow Delta to fit four more seats into the planes’ economy-class cabins. The airline says that passengers will not notice the difference, as the extra room will be harvested from space behind the sink units, which is currently wasted. The wall of the lavatory will also be ‘sculpted’ to let the seats in front of it recline. These lavatories will start to appear on the airline’s fleet of 737-900 aircraft later this year.

From the Puget Sound Business Journal

787 Dreamliner Makes Battery-Fix Test Flight

Boeing’s test plane for its 787 Dreamliner fix took off at 10:39 a.m. this morning for a 2 hour test flight. The 787 test aircraft, built for LOT Polish Airlines, will test how the new batter-safety system works during “normal and non-normal flight conditions.” Boeing says that this is the final certification test of the new battery system for its Dreamliners, which have been grounded since January. Most of the previous testing has been done in the laboratory. The key points of the fix are spacing the two batteries’ eight cells so overheating can’t spread, inserting insulating dividers, and then enclosing the whole in a stainless steel box with walls 0.125 inches thick, capable of containing any possible fire. The box will be vented to the outside of the aircraft via a titanium tube so any combustion in the box can be starved of oxygen.

Crude Oil and Jet Fuel

Closing Fuel Prices for Thursday, April 4

Crude oil was $93.26 a barrel, down $1.19 from the previous day.

Jet fuel price was $123.03 a barrel, down $1.27.

It’s a Fact

In the springtime, cool, refreshing breezes with beams of brilliant sunshine glinting through budding trees can quickly turn to dark clouds and blustering winds. When those dark clouds become tornadoes, we can find ourselves in the path of destruction anywhere we might be, including at work at an airport. The tornado that struck St. Louis airport nearly two years ago is a vivid reminder of the power of nature. Find out more about how you can stay safe in the event of a tornado, on Jetnet’s Employee Safety page.

EAGLEWIRE features company news, industry news and other information of interest to American Eagle employees and is available on the Jetnet News page on Jetnet.

If you have an item you’d like to see in Eaglewire, send information and contact name via e-mail to Andrea.Huguely@aa.com, Matt.Miller@aa.com or Kent.Powell@aa.com.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.